

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 27, 2009

Victor P. Patrick
Vice Chairman, Chief Financial Officer and General Counsel
Walter Industries, Inc.
4211 W. Boy Scout Boulevard
Tampa, Florida 33607

> **Re:** **Walter Industries, Inc.**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed March 10, 2009**
> **File No. 001-13711**

Dear Mr. Patrick:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14 A Preliminary Proxy Statement, filed March 10, 2009

Proposal One—Election of Directors, page 2

Nominees, page 2

1.   Provide the disclosure required by Item 401(f) of Regulation S-K with respect to Mr. Howard Clark's employment as an Executive Officer of Lehman Brothers Inc. and its filing for bankruptcy in September of 2008, and as to lawsuits filed against Lehman Brothers and certain individuals subsequent to September 2008.

Certain Relationships and Related Party Transactions, page 20

2.   We note your disclosure regarding the annual review of questionnaires related to business relationships "that may give rise to a conflict of interest and all transactions in which the Company is involved and in which the executive officer, a director or a related person has a direct or indirect material interest." Please tell us whether any such conflicts or transactions arose during the fiscal year ended December 31, 2008 that would require disclosure as a related party transaction.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Victor P. Patrick
Walter Industries, Inc.
March 27, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Tracey L. McNeil at (202) 551-3392, Michael Karney at (202) 551-3847, or me at (202) 551-3740 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director